Filed Pursuant to Rule 433
Registration Statement No. 333-214610
February 28, 2017

 Transformational Science Advancing Oncology

 Agenda  General Neutropenia  Overview Prevention  NSCLC  BusinessHighlights  Summary

General Overview

Plinabulin: History

- Acquired from Nereus, a discovery company, after Phase 1/2 trial in NSCLC indication
- Nereus will be issued BeyondSpring shares equal to 10% of fully-diluted equity capitalization immediately prior to IPO

BeyondSpring

Plinabulin: Late Stage

- Synthetic analog of the natural Halamide compound in marine micro organisms
- Well defined MOA
- Late stage candidate in global registrational trials for two indications

Multiple Drug Candidates and Management

- Fred Hutchinson Cancer Research Center Collaboration
- Multiple IO candidates
- Seasoned management team supported by industry-leading KOLs and medical advisory board

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Pipeline Overview

Plinabulin



O
H
N
N–H
N
H
O

	Preclinical	Phase 1	Phase 2	Phase 3	Status
Prevention of Neutropenia (in chemo induced Neutropenia) Study 105 (docetaxel)					**IND Initiation 1Q 2017** First Data Readout: 2H 2017
Study 106 (TAC)					First Data Readout: 1H 2018
NSCLC: Measurable lung tumor (+ Docetaxel)					**Initiation 2Q 2016** Readout: 1Q 2018 (interim)
PD-L1+ (+ Nivolumab)					**Initiation 2H 2016** Readout: 2017
KRAS Mutant (+ Docetaxel)					**Initiation 2017**
Metastatic Brain Tumor (+ Radiation)					**Initiation 2017**
IO Compound BPI-002 (T-cell activation)					**Preclinical**
IO Compound BPI-003 (IKK inhibitor)					**Preclinical**
IO Compound BPI-004 (Neo-Antigen)					**Preclinical**
Fred Hutchinson Collaboration (Ubiquitination technology platform)					**Preclinical**

Note:

- All drug candidates are wholly owned

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Seasoned Leadership Team











Lan Huang, PhD: Co-Founder, Chairman & Chief Executive Officer

- Co-founded clinical CRO Paramax and spearheaded its sale to global CRO RPS, Co-founded Wuxi MTLH Biotech, and sold self-designed peptide drug China rights to Shanghai Pharmaceutical company
- Board member of Oncology Drug Review Board of China Pharma Assoc.
- "Thousand Talent Innovator Award" Drug development recognition from the President of China

Ramon Mohanlal, MD, PhD: Chief Medical Officer

- More than 20 years experience in strategic drug development, including executive positions at GSK and Vertex
- Head of Established Products Oncology for Novartis

G. Kenneth Lloyd, PhD: Chief Scientific Officer

- Greater than 45 years experience in Pharma Industry drug discovery and development
- Executive & Scientific positions at Roche; Synthelabo, Wyeth-Ayerst, SIBIA, and Nereus

Gordon Schooley, PhD: Chief Regulatory Officer

- Executive for more than 20 years leading clinical and regulatory affairs
- Executive & Regulatory positions at SkyePharma, Alliance Pharmaceutical and Pacira Pharma

Richard Brand, MBA: Chief Financial Officer

- 20 years of investment banking experience and 12 years of institutional investment manager experience
- CFO experience in growth companies, including a $6 billion public company

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 General Neutropenia  Overview Prevention  NSCLC  BusinessHighlights  Summary  6

Plinabulin's Target is Tubulin in Microtubules

Cell Cytoskeleton Consists of Polymerized Tubulin


α1Tub
GTP
β1Tub
GDP
α2Tub
β2Tub

Plinabulin

- Immune – Related Anticancer Effects
- Neutrophil Rescue Effects
- Vascular Disruptive Effects

Wang Y et al. FEBS J. 2016; 283: 102-111
Singh AV et al. Blood 2011l 117: 5692-5700

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 Plinabulin’s Detailed Mechanism of ction  Plinabulin  Rho Activation  JNK Activation  Immune - Related Anticancer Effects  Neutropenia Prevention Effects  Dendritic Cell  8

 Plinabulin + Docetaxel in NSCLC: Phase 1/2 Trial  Completed by Nereus - CRO Quintiles; >70% Western Patient Population; Randomized Phase 2 portion of Phase 1/2 trial  Cohort 1: 30mg/m2  Docetaxel 75mg/m2 n=55  Docetaxel 75mg/m2+ Plinabulin 30mg/m2  Patients included: 2nd/3rd line  NSCLC, stage 3b/4  n=163  n=50  Cohort 2: 20mg/m2  Docetaxel 75mg/m2 n=18  Docetaxel 75mg/m2+ Plinabulin 20mg/m2  n=40  Endpoints:  • Primary: Overall Survival (OS)  • Safety (includes Neutrophil count)  9

 Severe Neutropenia after Docetaxel Monotherapy  Day 8  Cycle 1  DAYS  • Severe Infections  • Sepsis  • Hospitalizations  Source: Quartino et al InvestNew Drugs 2012; 30:833-845  • High Mortality  10

 Phase 2 Data: Neutrophil Counts in Cycle 1 Day 8  Data of Phase 2 Plinabulin ITT, cohorts 20 mg and 30 mg with lab values  Effect of Plinabulin dose on cycle 1 day 8  Safety (ITT, 20 mg + 30 mg cohorts)  Adverse  events  Sepsis  Severe  infections  Docetaxel dose reduction due  to toxicity  **  Plinabulin +  Docetaxel  (DP, n=90)  0%  0%  6.7 %  Docetaxel  (D, n=73)  3.6%  3.6%  19.2 %  Grade 3 Transient Hypertension  n=65 n=39 n=47  Plinabulin 20 mg/m2 vs Docetaxel: p-value < 0.0001Plinabulin 30 mg/m2 vs Docetaxel: p-value < 0.0001Plinabulin 20 mg/m2 vs. 30 mg/m2: p-value = 0.41  * ANC normal range: 2 - 5 x 109 cells/L  **Grade 4 neutropenia  DP, DP, D arm  20 mg/m2 30 mg/m2  Grade 3 5% 20% 0%  Hypertension  ***Y axis: unit 109 cells/L  11

 Plinabulin + Docetaxel for NSCLC Phase 2 Data: Neutropenia  Plinabulin ITT, cohorts 20 mg and 30 mg  Cycle 1 Day 8 (Nadir)  P < 0.0003*  n=65  Grade 4/Severe neutropenia: ANC < 0.5 x 109 cells/L  * docetaxel alone vs. Plinabulin + docetaxel  n=39 n=47  12

 Plinabulin’s Neutropenia Benefit (Cycle 1-4)  Plinabulin’s Effect in Preventing Grade 4 and Grade 3 Neutropenia is Persistent  35  30  25  20  15  10  5  0  -5 0 20  Grade 4 Neutropenia  Blue: Docetaxel alone (N=73)Red: Docetaxel + Plinabulin (N=90)  40 60 80 100 120  Grade 3 Neutropenia  Cycle 1  Cycle 2  Cycle 3  Cycle 4  13

 The Lower the Nadir, the Longer the DSN  There is a Correlation Between Nadir and Duration of Severe Neutropenia (DSN)  Day 8 Neutropenia  on Day 8  Grade 4 (severe) Neutropenia is ANC < 0.5 x 109 cells/L, normal levels are 2 x 109 < ANC < 5 x 109 cells/L  Based on data published in the Sandoz - FDA Advisory Committee Briefing Document for Zarxio, 2015.  14

 Estimated DSN Based on Nadir Day 8  Docetaxel Monotherapy  Plinabulin + Docetaxel  Mean DSN: 1.1 days  Mean DSN: 0.065 days  0  1  2  3  4  Projected DSN  15

Plinabulin Neutropenia Program: Two Studies

INDICATION:

We are currently conducting clinical trials of Plinabulin for concurrent administration with a myelosuppressive chemotherapeutic regimen in patients with non-myeloid malignancies for the prevention of chemotherapy induced neutropenia.

Study 105 Design: Non-Inferiority (Docetaxel)

Study Protocol Title (BPI-2358-105): A Phase 2/3, Multicenter, Randomized, Double Blind, Study to Evaluate Duration of Severe Neutropenia (DSN) with Plinabulin Versus Pegfilgrastim in Patients with Solid Tumors Receiving Docetaxel Myelosuppressive Chemotherapy

- ✔ **IND submitted to FDA on Dec. 20, 2016.**

Study 106 Design: Superiority (TAC)

Study Protocol Title (BPI-2358-106): A Phase 2/3, Multicenter, Randomized, Double Blind, Study to Evaluate Duration of Severe Neutropenia (DSN) with Plinabulin Versus Pegfilgrastim in Patients with Breast Cancer Receiving Myelosuppressive TAC Chemotherapy

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 Study 105 Design: Docetaxel  Docetaxel in patients with NSCLC, breast cancer and prostate cancer  Arm 1  Arm 2  Arm 3  Arm 4  Phase 2 Portion  Neulasta 0.6 mg/m2 (n=10)  Plinabulin 5 mg/m2 (n=10)  Plinabulin 10 mg/m2 (n=10)  Plinabulin 20 mg/m2 (n=10)  Phase 3 Portion  Neulasta 0.6 mg/m2 (n=77)  Plinabulin 20 mg/m2* (n=77)  *Current Recommended Phase 3 Dose  Primary Endpoint  • DSN in cycle 1  Secondary Endpoints:   Incidence of: (1) Grade 4 neutropenia; (2) Febrile Neutropenia; (3) Infection;  (4) antibiotic use; (5) docetaxel dose change Incidence and duration of hospitalization due to  Febrile Neutropenia Incidence, occurrence, and severity of bone pain  Interim Analysis at n=50/Arm   Primary Endpoint: DSN in Cycle 1   Non-Inferiority Margin: 0.65 days  17

 Study 106 Design: TAC  Arm 1  Arm 2  Arm 3  Phase 2 Portion  Neulasta 0.6 mg/m2 (n=20)  Plinabulin 10 mg/m2 (n=20)  Plinabulin 20 mg/m2 (n=20)  Phase 3 Portion  Neulasta 0.6 mg/m2 (n=60)  Plinabulin 20 mg/m2 (n=60)  *Current RP3D  Statistics for Superiority in Phase 3 Portion  Numeric Results for Testing the Difference Between Two Poisson Rates  Final Analysis at n=60/Arm  Alternative Hypothesis: Two-SidedTest Statistic: Large-Sample  Power N1 N2 N  0.90248 53 53 106  0.90051 80 80 160  0.90096 246 246 492  Group 1: ControlGroup 2: Treatment  Grp 1 Grp 2  Event Event  Rate Rate Diff Ratio  λ1 λ2 λ2-λ1 λ2/λ1 Alpha  1.20 0.60 -0.60 0.5000 0.050  1.20 0.70 -0.50 0.5833 0.050  1.20 0.90 -0.30 0.7500 0.050  Sequential Analysis(DSN cycle 1)  Non-InferioritySuperiority  18

 Plinabulin Prevents Multiple Chemo’s Neutropenia in Rat Neutropenia model  Docetaxel  Effect of Plinabulin on Docetaxel-Induced Neutropenia in Rat Blood  48 h. post Dosing (Docetaxel 1 h. prior to Plinabulin)  p= 0.0355; n=5 per group  1.50  1.25  1.00  0.75  0.50  0.25  0.00  Cyclophosphamide  Effect of Plinabulin on Cyclophosphamide-Induced Neutropenia in Rat Blood 48 h. post Dosing (Cyclophosphamide 1 h. prior to Plinabulin)  p= 0.0494; n=5 per group  2.75  2.50  2.25  2.00  1.75  1.50  1.25  1.00  0.75  0.50  0.25  0.00  19

 Plinabulin NDA Data Package  Plinabulin Compared to G-CSF Development Plan:  • Indication for use: Prevention of chemotherapy induced  neutropenia  •  Same primary efficacy: Duration of Severe Neutropenia (DSN) in  Cycle 1  •  Near identical clinical study designs  •  Similar sample sizes  Clinical Data Summary Section:  • BPI-2358-105: Non-inferior DSN to Neulasta (docetaxel moderate  Neutropenia)  •  BPI-2358-106: Superior DSN to Neulasta (TAC severe Neutropenia)  •  Safety database includes studies 105 and 106 and NSCLC P1, P2,  and P3  20

Product Differentiation: Plinabulin vs. G-CSF

Neutropenia Market $7.3 Billion Globally in 2015

Percentage of Patients Experiencing Grade 3 and 4 Neutropenia†					
Neutropenia	Docetaxel 100 (n=49)*	Docetaxel 100 + G-CSF (n=60)**	Docetaxel 75 (n=55)*	Docetaxel 75 (n=51)***	Docetaxel 75 + Plinabulin (n=81)***
Grade 3/4	85.7%	41%	67.3%	66.7%	**11.5%**

The above data form the basis of our belief that Plinabulin may be as effective as G-CSF for the prevention of docetaxel-induced grade 3/4 Neutropenia

† **We have not conducted head-to-head trials of G-CSF and Plinabulin in combination with docetaxel for the prevention of docetaxel-induced grade 3 and 4 neutropenia. As a result, the data derived from these separate clinical trials may not be comparable and would not form a basis for marketing Plinabulin, if approved.**

* Shepherd et al J Clin Oncol 2000;18:2095-2103.

** Alexopoulos Cancer Chemother Pharmacol 1999;43:25.

*** Phase 2 portion of our Phase 1/2 trial described above

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 Plinabulin: Differentiated from G-CSF in Neutropenia Prevention  In 2015 Chemo-Induced Neutropenia was a $7.3 Billion Market  G-CSF  Bone pain in > 20% of patients  Administered 24 hours after chemo  G-CSF biologics/biosimilars mostlyused in the high risk FN segment and  limited in use by side effects  Plinabulin  Bone pain in < 4% of patients  Can be dosed 1 hour after chemo  Small molecule alternative withpotential to be used in lower risk FN  segments due to lower side-effect  profile  22

 Near Term Opportunity: Neutropenia  Study 105 (Docetaxel) Phase 2/3  Q1 2017  H2 2017  H1 2018  H1 2019  Study Initiated  First Data Readout  Interim Analysis  Final Readout  Non-Inferiority  Non-Inferiority  Study 106 (TAC) Phase 2/3  H1 2017  H1 2018  H1 2019  Study Initiated First Data Readout Final Readout  Superiority  23

 General Neutropenia  Overview Prevention  NSCLC  BusinessHighlights  Summary  24

Plinabulin Anti-cancer MOA: Immune-Enhancing and Apoptosis



Cancer Cells
Cancer cell
Tumor Antigen
MHCII
Tumor Killing
RhoB
Dendritic Cell
Plinabulin
Tubulin
GEF-H1
JNK-Activation
C-Jun
CD80
CD86
Co-Stimulation
Cancer Cell
Apoptosis
Caspase-3
Activation
T-Cell Activation
T-Cell

TRIF-GEFH1-RhoB pathway is involved in MHCII Expression on dendritic cells that is critical for CD4T cell activation, Kamon et al. EMBO J. 25: 4108-19 (2006)
Heasman et al. Coordinated RhoA signaling at the leading edge and uropod is required for T cell transendothelial migration. J cell Biol. 190: 553-563 (2010).

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Confidential

 Phase 2 Anti-Cancer Activity Data Review: NSCLC  Encouraging Activity in Measurable Lung Lesion  Oral Presentation at ASCO-SITC:  Durable Response and Extended Survival Benefit of 4.6 Months  Plinabulin  Docetaxel  + Docetaxel  alone  (DN)  (D)  N=38  N=38  11.3 M 6.7 M  mOS  P = 0.29  ORR  18.4%  10.5%  26

 NSCLC: Phase 3 Trial Design  Patient Criteria:  • Patients with at least 1 measurable lung lesion  • PD-1/PD-L1 antibody failures (stratified)  • EGFR wild type, mutations not eligible; no restriction on histology  • One prior platinum-based chemotherapy; no restriction on biological therapy  • SAP Plan: KRAS mutant subgroup; PD-L1 expression subgroup; tumor size  subgroup; prior treatment include PD-1/PD-L1 or not  Docetaxel 75mg/m2  Patients, n=5502nd/3rd Line NSCLC1:1 Randomization  Docetaxel 75mg/m2+ Plinabulin 30mg/m2  Docetaxel  +  Plinabulin  Endpoints:  • Primary: Overall Survival  • Secondary: Neutropenia prevention, DOR, QoL  Questionnaires, RR, PFS  27

 Neutropenia Results in Phase 3 NSCLC Trial  Phase 3 NSCLC Trial Confirming  Neutropenia Results on a Prospective Basis  28

Clinical Program of Plinabulin in NSCLC

Efficacy Synergy of Plinabulin with Standard of Care Therapies

Plinabulin + Docetaxel*

- PD-L1- in 2nd Line (50%)
- PD-1/PD-L1 failed patients in 3rd line (80%)

Plinabulin + PD-1 Antibody**

- PD-L1+

Phase 3: 550 patients to be enrolled

Goal: Efficacy Synergy and Better Safety

Phase 1/2 study started at UCSD

Goal: Efficacy Synergy similar to PD-1+ CTLA-4 Antibodies, but Safer

* Combination with Docetaxel in all docetaxel approved indications including NSCLC, gastric cancer, breast cancer, head and neck cancer, and prostate cancer

** Combination with PD-1/PD-L1 AB in PD-1 approved indications including NSCLC, melanoma, renal cancer, Hodgkin's lymphoma, head and neck cancer, and urothelial carcinoma

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 NDA Plan for NSCLC  Current  Q1 2018  Q1 2019  550 patients to be  Interim Analysis  Final Analysis  enrolled  30

 General Neutropenia  Overview Prevention  NSCLC  BusinessHighlights  Summary  31

 Uniquely Positioned to Access to Large China Market  Plinabulin is eligible for category 1 new drug approval in China, which  will accelerate NDA review process and present the opportunity for  early launch in China:  • Innovative drug not approved elsewhere  • Will manufacture in China for China market  • Received Phase 3 CTA from the CFDA  • BeyondSpring CEO status as “Thousand Talent Innovator ward” allows additional expedited approval  High approval rate of category 1 oncology drugs developed by Chinese  companies after receiving Phase 3 CTA:  • e.g. Icotinib (Betta Pharma) and Chidamide (Chipscreen)  32

 Financial Overview  Utilizing existing and anticipated cash to pursue clinical developmentplan through 2017  • Continuance of Plinabulin + docetaxel Phase 3 for NSCLC  • Completion of Plinabulin + nivolumab Phase 1/2 for NSCLC  • Begin first registrational trial Plinabulin + chemo for prevention of neutropenia  Use of IPO Proceeds  • Completion of Plinabulin + docetaxel Phase 3 for NSCLC  • Continuance Phase 2/3 trials Plinabulin + chemo for prevention of neutropenia  • Phase 2 trial of Plinabulin + nivolumab for NSCLC  • Other pipeline assets  33

 Company Catalysts  24-30 Months  6 Months  P2 Data  • Neutropenia  12-18 Months  P3 Interim  • Neutropenia  • NSCLC  Data  • PD-1 ComboIND submission  • BPI-002 [IO]  P3 Final  • Neutropenia  • NSCLC  IND submission  • P3 PD-1 Combo  • BPI-004 [IO]  • Fred Hutchinson collaboration asset  34

 General Neutropenia  Overview Prevention  NSCLC  BusinessHighlights  Summary  35

 Summary  Focused on developing novel therapies to treat multiple oncology indications  Multiple near term catalysts for  Plinabulin  Efficient US / Chinaclinical development  strategy  Robust pipeline  Strong management team  • Multinational Phase 3 trial for NSCLC  • Phase 2/3 trials for prevention of chemo induced Neutropenia  • Phase 1/2 combination immunotherapy trial for NSCLC  • Potential for accelerated clinical development  • Fast Track regulatory path for NSCLC and market access in China  • Scalable model for pipeline assets  • Multiple follow-on indications for Plinabulin  • Next-generation immuno-oncology assets  • Multiple new products from Fred Hutchinson/UW collaboration  • Seasoned management team supported by KOLs and medical advisory board  36

# Thank You!

BeyondSpring

**Lan Huang, Ph.D.**

*lhuang@beyondspringpharma.com*

**BeyondSpring Inc.**

28 Liberty Street, 39th Floor, New York, NY 10005

**Tel**: 646-305-6387 | **Fax**: 646-219-9660

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 Addendum  38

Additional Assets

Fred Hutchinson Collaboration

- Fred Hutchinson will provide up to six new projects per year for five years as potential ground-breaking cancer treatment or diagnostics options for license to BeyondSpring.
- Ubiquitination Technology: One approach is using a “molecular glue” to bind ubiquitin ligase to the target E3 ligase for oncogenes; collaborating with Dr. Zheng, HHMI Investigator, University of Washington.

IO – Internal Assets

- BPI-002: A small molecule co-stimulation agent that activates CD4 and CD8 T cells; can be alternative to CTLA-4 inhibitors, when combined with PD1/PD-L1 inhibitors.
- BPI-004: A small molecule that induces neoantigens (immunogens) in tumors that previously were not immunogenic. More than 50% of human cancers are not immunogenic and therefore do not respond to PD1/PD-L1 inhibitors. By making these tumors immunogenic with BPI-004, these cancers become responsive to PD1/PD-L1 inhibitors.

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 Robust Patent Estate  72 grantedComposition  and Usage Patents forPlinabulin in  34 countriesthrough 2025  5 additional  US provisional global patent  applications  pending with  the potentialfor protection  to 2036  Composition of matter  patent to 2025 (up to 2030  with possible patent term  extension)  40

Safety Data (Phase 2, NSCLC, Well Tolerated)

Common (>=20%) AEs (% Grade 1-4;% Grade 3-4)

	30 D (n=55)	30 DP (n=50)	20 D (n=18)	20 DP (n=40)
Nausea	44;0	48;4	22;0	40;0
Fatigue	40;11	52;4	39;6	30;3
Diarrhea	33;4	58;8	33;11	35;5
Constipation	33;0	36;0	17;6	28;0
Anorexia	31;0	34;0	39;0	25;3
Pyrexia	29;2	30;0	17;0	23;0
Vomiting	22;0	34;4	33;6	35;0
Cough	33;0	22;0	28;0	33;0
Alopecia	29;0	28;0	44;0	25;0
Dyspnea	24;13	22;4	28;17	28;5
Neutropenia	**36;27**	**8;8**	**22;22**	**8;5**
Myalgia	22;0	22;2	11;0	8;0
Anemia	16;2	24;8	17;0	20;5
Asthenia	**26;4**	**8;2**	**28;6**	**20;13**
Headache	9;0	22;0	17;0	26;3
Dizziness	6;0	22;0	17;0	5;0
Hypokalemia	2;1	20;0	11;0	5;5
Leukopenia	9;5	6;2	22;22	7;0
Tachycardia	4;0	14;0	22;0	5;0
Arthralgia	11;0	14;0	22;0	15;0
Transient Hypertension	**4;0**	**32;20**	**6;0**	**23;5**

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 Study 105 Design: Docetaxel  Docetaxel in patients with NSCLC, breast cancer and prostate cancer  Arm 1  Arm 2  Arm 3  Arm 4  Phase 2 Portion  Neulasta 0.6 mg/m2 (n=10)  Plinabulin 5 mg/m2 (n=10)  Plinabulin 10 mg/m2 (n=10)  Plinabulin 20 mg/m2 (n=10)  Phase 3 Portion  Neulasta 0.6 mg/m2 (n=77)  Plinabulin 20 mg/m2* (n=77)  *Current Recommended Phase 3 Dose  Statistics for Non-Inferiority in Phase 3 Portion  Interim Analysis at n=50/Arm  Power N1 N2 N Mean1 Mean2 S1 S2 Alpha  0.84923 77 77 154 0.600 1.000 0.60 1.00 0.025  Details when Spending = O'Brien-Fleming, N1 = 77, N2 =77, S1 = 0.60, S2 = 1.00, Diff = -0.400 Lower Upper Nominal Inc Total Inc Total  Look Time Bndry Bndry Alpha Alpha Alpha Power Power  1 0.65 2.54692 0.005 0.005 0.005 0.45210 0.452  2 1.00 1.98958 0.023 0.020 0.025 0.39713 0.849  Non-Inferiority margin  0.65 days  Primary Endpoint: DSN incycle 1  42

Plinabulin + Nivolumab for NSCLC

Pre-Clinical

Animal studies provide indications of an immune MOA, which primarily acts through activation and proliferation of tumor antigen-specific CD4 T-cells, a white blood cell active in immune responses.

Combo of Plinabulin and PD-1 antibody in immune competent breast cancer model



1000
800
600
400
200
0
Tumor Volume mm3
0
10
20
30
40
Days
Untreated
Vehicle Control
Plinabulin (7.5 mg/kg) i.p
anti-PD1 (12.5 mg/kg) i.p
Plinabulin + anti-PD1

Breast cancer model
- Dr. Zippelius Lab at Univ. of Basel

Clinical

U.S. Immuno-Oncology Trial Overview (Investigator Initiated IND)

- Clinical sites: UCSD and Fred Hutchinson
- Patient: $2^{nd}/3^{rd}$ line NSCLC
- Timeline: 2H 2016 initiation, **safety and biomarker read-out in 4Q 2017**

UCSD Trial Design:

- 28 days per cycle
- Plinabulin (IV): Day 1, 8, 15
- Nivolumab (IV): Day 1, 15

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